Exhibit A

IMPORTANT REMINDER – MERGER VOTE
PLEASE VOTE YOUR PROXY TODAY

February 12, 2009

Dear Shareholder:

We have previously mailed you proxy materials in connection with the Special General Meeting of Shareholders of Aladdin Knowledge Systems Ltd., to be held on February 20, 2009. According to our latest records, we have not yet received your proxy for this important meeting. Your vote is important. Telephone and Internet voting are available for your convenience.

At the special meeting, shareholders are being asked, among other matters, to consider and vote upon a proposal to adopt the merger agreement under which Aladdin would merge with Jasmine Merger Corp Ltd., with Aladdin continuing as the surviving company. If the merger agreement is adopted and the merger is completed, Aladdin will become a private company and a wholly-owned subsidiary of Magic Lamp Corp. Following the merger completion each of our ordinary outstanding shares will be entitled to US$11.50 in cash, plus an amount of cash, if any, equal to a pro rata portion of the amount by which our cash at the closing of the merger exceeds $12,000,000.

Consummation of the merger requires the adoption of the merger agreement by the affirmative vote of the holders of a majority of the shares of Aladdin Knowledge Systems Ltd. present and voting at the meeting. Accordingly, please vote your proxy today without further delay.

THREE LEADING PROXY ADVISORY FIRMS RECOMMEND A VOTE “FOR” THE MERGER
          RiskMetrics Group – ISS Governance Services, Glass Lewis & Co and Egan-Jones Proxy Services, three of the leading, independent proxy advisory firms that advise institutional investors, have published recommendations that stockholders vote FOR our merger with Magic Lamp Corp. Glass Lewis concluded the analysis with the following statement “...we believe the proposal is in the interests of shareholders based on the thorough strategic review and sale process conducted by the independent committee and the significant equity premium offered to shareholders.”

The Aladdin Knowledge Systems Ltd. board of directors recommends that Aladdin shareholders vote “FOR” the adoption of the merger agreement.

If you have any questions or need assistance voting your proxy, please call D. F. King & Co., Inc., which is assisting us, toll-free at (800) 207-3158, or you can vote your shares using your 12 digit control number at www.proxyvote.com.

Thank you for voting and for your cooperation and continued support.

Jacob (Yanki) Margalit
Chairman of the Board of Directors
Aladdin Knowledge Systems Ltd.